
WATCH MY VIDEO FIRST

INVEST IN **PETE SMACK COMEDY RELIEF**

I'll tell jokes while you make money

youtube.com/@iampetesmack Durham, NC

Entertainment

Moonshots

Highlights

1. You can't have a truly diversified portfolio if you're not directly invested in a standup comedian
2. Likely your ONLY chance to invest in a promising comedian. Seriously, search everywhere; we'll wait
3. Pete's a "clean" (i.e. not dirty) comic, which opens up more $ opportunities, such as corporate gigs
4. His past: Goldman Sachs, Sports Illustrated writer, TV/film comedy writer, startup co-founder
5. That varied history uniquely positions him to target non-traditional but profitable audiences
6. Pete will do everything in his power to make this work—or die trying (kidding! kinda)

Featured Investor



Joe Colopy
Syndicate Lead

Follow

Invested $5,000

colopy.com

"Startup investing is about investing in people. This makes investing in Pete a no-brainer. I believe in Pete and am excited to be the lead investor in his raise. Six years ago, Pete joined GrepBeat to turn an idea into something. He was a great investment for GrepBeat, and I expect even more amazing things from his comedy career. Pete is a funny guy, and I enjoy his standup shows. He's also a dedicated professional who has proven himself willing to spend endless hours perfecting his craft. ..."

Read More

Our Founder



Pete Smack CEO (Chief Entertainment Officer)

Before standup comedy, he was a Goldman Sachs investment banker, Sports Illustrated writer, comedy writer for TV/film, tech startup Co-Founder/COO, and tech publication Founding Editor. You know, that old drill

The funniest investment you'll ever make

Welcome to the Wefunder raise for **Pete Smack Comedy Relief**!

For the skimmers amongst you, there's a **TL;DR summary below**.

For the rest of you, why should you mash that red 'INVEST" button?

First, because it solves a **problem you probably didn't even knew you had**— which are often the most painful and hardest to fix.

Problem: You're not truly diversified if you're not directly invested in a standup comedian


The Problem
Ideal Portfolio Allocation 1.
Are you truly diversified?
Bonds (30%)
(10%) Real Estate
(5%) Standup Comedians
Stocks (55%)
1. Source: Lots of people are saying it

Here's how to treat that pain point:


The Solution
Invest in Pete Smack!

Here's something you might not know...

We're in the midst of a standup comedy boom



Standup Comedy Boom
Ticket Sales
(in millions)
$277.5
$345.7
$458.0
$475.9
$450.1
$541.5
$474.5
$662.8
$909.6
2013
2014
2015
2016
2017
2018
2019
2022
2023
Years
Source: Pollstar. Excluded 2020 and 2021, due to pandemic-related pause in touring.

As this **Bloomberg story** from May 5, 2024, points out, standup comedy ticket sales—which are just one of several potential revenue streams for comedians—have nearly tripled over the past decade to more than $900 million in 2023.

Wouldn't it have been cool—and profitable— to (literally) invest in the careers of big-name comedians when they were just starting out? Comics like **Jerry Seinfeld** (estimated net worth of $950M), **Adam Sandler** ($480M), **Chris Rock** ($60M) or **Amy Schumer** ($45M)? Or road warriors like **Nate Bargatze** (**estimated tour revenue** for the year ending Oct. 15, 2023 of $20.6M), **Bill Burr** ($20.6M tour revenue over the same period) or **Matt Rife** ($15.8M)?

Well, you couldn't, because investing directly in standup comedians has never been a thing—until you opened this page.

An investment in Pete Smack Comedy Relief entitles you to a share in **10% of my gross revenues for five-plus years**, converting to equity on Jan. 1, 2030 at a $1M (pre-money) valuation. While I can't guarantee what your financial return will be—the lawyers were pretty adamant about that—I'm confident you'll have a fun and entertainingly documented ride.

Why bet on me?

Why should anyone **bet on me** succeeding in comedy, you might reasonably ask? Well, as all-too-many comics like to say, "Here's a little about me..."



Who The Heck Am I?
GB
GrepBeat, Founding Editor
Wrote a twice-weekly email newsletter on tech in the Triangle that was often called "wildly entertaining" — by me
ct
CharacTour, Co-Founder and COO
Tech startup in the entertainment space
Comedy Writer for TV/Film
No, not on anything you've heard of, but "took" many meetings and wrote in many L.A. coffee shops
SI
Sports Illustrated/SI.com, Senior Writer
Wrote the daily sports-comedy column "The 10 Spot," which received as many as 18M page views annually
Goldman Sachs
Goldman Sachs, Financial Analyst
Investment banker in NYC and London

As you hopefully saw in the video at the top—it's worth watching if only for entertainment purposes—I started down the path to Pete Smack Comedy Relief after having a "vision" of being a successful standup comedian during a run on Christmas Day, 2022. Yes, I'm serious.

Shortly after that Christmas Day run, I took a comedy class at Goodnights Comedy Club in Raleigh—complete with a "graduation show"—and simultaneously started the essential grind of the open mic circuit.

> *I performed 103 times in 2023 alone, with the first coming on Feb. 7. I'll easily top that number this year, especially after going full-time starting July 1.*

With each performance, I became more and more convinced that this is how I want to spend the rest of my professional life—and **that I can succeed at it.**

Here's that graduation show from March 5, 2023, less than five weeks after diving in to standup:


Pete Smack: "First Things First: Breakfast"
Share
Goodnights
COMEDY CLUB
Watch on YouTube

Now let's see how I stack up against some top comics, including those with the big bankrolls mentioned above:


Competitive Analysis I
CLEAN
DIRTY
Jerry Seinfeld
Nate Bargatze
Pete Smack
Chris Rock
Matt Rife
Amy Schumer
Bill Burr
DOESN'T LOOK LIKE BILL BURR
LOOKS LIKE BILL BURR

Wow, I'm the only one in the coveted upper-right quadrant! WHO KNEW???

Or if you're more of a checkmark fan..


Competitive Analysis II
Worked in sold-out arenas
From Long Island
Has both IMDb and Wikipedia pages
Spent years with Adam Sandler
Has watched SNL
Appeared on 'Today' and 'GMA' on same day
Has whole career in front of them

Guess who checks all the boxes, bay-bee!

Some caveats on the box-checking:

- The "sold-out arenas" I've worked in to date came during my sportswriting days.
- I really do have **Wikipedia** and **IMDb** pages under my legal name. (For those who don't know, "Pete Smack" was my college nickname and is now my stage name.)
- When I lived in L.A. working as a comedy writer, I played in a weekly old-guy basketball game that included **Adam Sandler**.
- I appeared on both *Today* and *Good Morning America* on the same day because I was a juror on a six-month-long, high-profile criminal case that I wrote about for TIME magazine **here**.

How is this going to work?


What Will You Get?
10% revenue share through Dec. 31, 2029, with no cap
Converts to equity on 1/1/30 at $1M (pre-money) valuation
Entertaining investor-only newsletter
Special investor perks, now and in the future
The warm feeling that comes with helping someone chase their dream

If there is an Equity Financing, the SAFE could convert prior to January 2030.

There are also additional perks at various investment levels:

- If you invest $500, you will receive two (2) free tickets at a special show(s) that I will headline at a nice club/theater TBD by the end of Q2 2025.
- If you invest $1K, I will include your (first) name in a joke I perform onstage, and provide video.
- If you invest $3K, I will perform a free, live comedy show for you and your friends/company/organization/whomever.
- If you invest $5K, as part of the free show for the $3K level, I can (gently) roast you and/or your friends/family/organization. I'll also contribute up to $500 of alcohol and/or food if desired.

The perks are cumulative, so that if (for instance) you invest $3K to unlock a free show, you also receive the perks for crossing $500 and $1K.

And to be clear, there is no cap! It's not like you need to stop at $5K.

OK, so what's my plan?


How I'll Spend My Time/Your Money
The Three S's
Stage Time — Reps, reps, reps
Social Media — Short-form content
@iampetesmack on TikTok YouTube
Specials — Long-form content
Could self-produce hour-long show, video special, and/or comedy album

The Three S's provide a roadmap

- Nothing is more important than **stage time**. That's why I'm leaving my current career to pursue comedy full-time as of July 1—I'll speed up my learning curve by getting much more stage time more quickly.
- Establishing a robust **social media** presence, meanwhile, has become increasingly important to booking gigs in addition to potentially generating direct revenue. (Speaking of, please follow me @iampetesmack on **TikTok**, **YouTube**, **Instagram** and **X**.)
- Raising money also means that I can take calculated bets on myself. In addition to potentially self-producing a headlining show/tour or comedy **special**—which could help me book more and better-paying gigs—I could enlist a sharp young person to help with social media. (It worked like gangbusters for fellow middle-aged comedian Leanne Morgan; see stories **here** and **here**.)


How We'll Make Money
Performing at comedy clubs and theaters
Corporate gigs (startups/finance) — that's where the $ is
"55 and Greater" active-living communities
Colleges, including "educational" content
Cruise ships (I LOVE cruises)
Acting

There's a saying in standup:

> *CLEAN = GREEN ($$$)*

My comedy is clean because that's who I am and what I'm comfortable performing, but it also happens to be the most commercial kind of comedy. It opens up many more revenue-generating avenues—from network TV appearances to corporate gigs to cruise ships to country clubs to civic organizations to so-called "church shows."

My personal story and unique work history uniquely positions me to target non-traditional but profitable comedy audiences, especially these two:

- The tech startup world, investment banks, private equity firms, etc., all of which spend real money for team-building events and entertainment.

- "55 and greater" active-living communities are booming, and the ever-younger, healthier and wealthier residents love to have a good time. (Check out **this New Yorker story** on the sprawling Margaritaville communities.) They will eat up my material on being "54 years *young*," like **this set**.

I will also be attractive to college audiences, including gigs paid for by the administration as a vastly more entertaining form of career guidance. (Check out **this set** on my many careers from the NC's Funniest Person contest last summer.)

Don't think I can act? Try **this** on for size and get back to me.

You want some numbers?


Revenue Projections
Revenue
(in thousands)
1000
900
800
700
600
500
400
300
200
100
0
2025
2026
2027
2028
2029
Dream
Upside
Conservative

Note: Not displaying partial year 2024, though I will share revenue once funding goal is met.

Forward-looking projections cannot be guaranteed.

In part, I'm asking folks to invest to help me chase my dream of becoming a successful standup comedian, while riding along in the passenger's seat for an entertainingly documented journey. But I'm also asking you to invest real money, so we need to talk dollars.

10,000 hours in comedy

Realistically, I anticipate the revenue from my comedy career to be a slow build from a low base. I'm projecting figuring things out money-wise as I climb toward my **10,000-hour mark**, a concept popularized by Malcolm Gladwell (after he surely swiped it from someone else). I expect to surpass 10,000 lifetime hours dedicated to standup sometime in early 2027.

I believe **the conservative case is, well, conservative**. And frankly, my "dream case" is loftier than what's shown above, but I didn't want the scale to get too out of whack.

Here is what 10% of the above projected gross revenues—i.e. the investors' collective share—will be through the end of 2029, which is the revenue share period. (Remember that on Jan. 1, 2030, your investment converts into equity as an added kicker.)

- Conservative case: $55,000
- Upside case: $116,500
- Dream case: $228,000

As an investment, it comes down to this...

Do you think I can hit the conservative case? Do you believe I have a fighting chance to approach the upside or even the dream case? Because that is what is going to determine the financial return.

I can't make any guarantees, as the lawyers keep reminding me. **But I will dedicate every fiber of my being to the effort.**

Shifting Gears

Here's something I believe that might not be obvious...

> A successful Wefunder raise could be a **self-fulfilling prophecy** to launch a thriving comedy career

Of course, I *would* say that, right? Well, here are some reasons:

Self-Fulfilling Prophecy

- Potential media coverage could help book gigs and land representation
- Build an audience that literally feels invested, which could lead to corporate gigs, key introductions and more
- Fodder for material
- Helps establish/sharpen my brand and on-stage persona

TL;DR...


Why You
Should Invest
You value true diversification
You think I'm funny
You're related to me 1.
1. Actual relative/investor

To be clear, this isn't right for everyone.


Why You Should
NOT Invest
You find index funds endlessly thrilling
You hate fun
You've come this far without laughing

If you're still here, please consider joining me to:


Come Take A Fun Ride!
Actual Investor

In case that was too subtle, I mean:

Please click the "Invest" button, and...

> *Pick a $ amount, fill out the info, and leave a note about how awesome/funny you think I am to encourage future visitors to this page to invest as well.*

While of course I do hope you invest, there are also ways you can **help me for free**, especially:

- Join my email list **here**.
- Follow me on **TikTok**, **YouTube**, **Instagram** and **X** to see more of my comedy and so you're in position for the veritable flood of content that will start flowing by late summer.
- Click on Wefunder's "Watch For Updates" button (right below "Invest") so you can get my Wefunder updates. This is especially for those who are on the fence about investing and want to see and hear more before taking the plunge.

Thank you!

Yours in laughter,

Pete Smack